UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)*
RIVUS BOND FUND

(Name of Issuer)
Shares of Beneficial Interest

(Title of Class of Securities)
769667106

(CUSIP Number)
ROBERT B. MURPHY, ESQ.
PEPPER HAMILTON LLP
600 FOURTEENTH ST., N.W.
WASHINGTON, D.C. 20005-2004
Fax: 202-318-6224
Direct Dial: 202-220-1454

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. ☐
     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	769667106

1	NAME OF REPORTING PERSON MBIA Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 06-1185706

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORIGINATION

State of Connecticut

	7	SOLE VOTING POWER

NUMBER OF		293,300 shares of Beneficial Interest

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		293,300 shares of Beneficial Interest

WITH	10	SHARED DISPOSITIVE POWER

None.

11	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

293,300 shares of Beneficial Interest

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.98%

14	TYPE OF REPORTING PERSON

IC, HC

SCHEDULE 13D
CUSIP NO. 769667106
Item 1. Security and Issuer.
     This Schedule relates to the acquisition (the “Acquisition”) of shares (the “Shares”) of the class of beneficial interest (the “Beneficial Interests”) of Rivus Bond Fund, a Delaware Statutory Trust (the “Issuer”). The principal executive offices of the Issuer are located at 113 King Street, Armonk, NY 10504.
Item 2. Identity and Background.
(a)	This statement is filed by MBIA Inc., a Connecticut corporation (the “Reporting Person”). The Reporting Person is the indirect parent of MBIA Capital Management Corp., a registered investment adviser under the Investment Company Act of 1940 and investment adviser to the Issuer.

(b)	The principal address of the Reporting Person is 113 King Street, Armonk, NY 10504.

(c)	The principal business of the Reporting Person is the provision of financial guarantee insurance and other forms of credit protection as well as investment management services to public finance and structured finance issuers, investors and capital market participants on a global basis.

(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e)	The Reporting Person has been a party, during the last five years, to a civil proceeding or a judicial administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     In November 2004, the Reporting Person received identical document subpoenas from the Securities and Exchange Commission (“SEC”) and the New York Attorney General’s Office (“NYAG”) requesting information with respect to non-traditional or loss mitigation insurance products developed, offered or sold by the Reporting Person to third parties from January 1, 1998 to the present. While the subpoenas did not identify any specific transaction, subsequent conversations with the SEC and the NYAG revealed that the investigation included the arrangements entered into by its wholly owned subsidiary MBIA Insurance Corporation (“MBIA Corp.”) in 1998 in connection with the bankruptcy of the Delaware Valley Obligated Group, an entity that is part of Allegheny Health, Education and Research Foundation (“AHERF”).
     On March 9, 2005, the Reporting Person received a subpoena from the U.S. Attorney’s Office for the Southern District of New York (“U.S. Attorney”) seeking information related to the agreements it entered into in connection with the AHERF loss. Thereafter, the Reporting Person has received additional subpoenas, substantively identical to each other, and additional informal requests, from the SEC and the NYAG for documents and other information.
     On August 19, 2005, the Reporting Person received a “Wells Notice” from the SEC indicating that the staff of the SEC is considering recommending that the SEC bring a civil injunctive action against the Reporting Person alleging violations of federal securities laws “arising from the Reporting Person’s action to retroactively reinsure losses it incurred from the AHERF bonds the Reporting Person had guaranteed, including, but not limited to, its entering into excess of loss agreements and quota share agreements with three separate counterparties.”
     On January 29, 2007, the Reporting Person announced that it and its principal operating subsidiary MBIA Corp. (together with the Reporting Person, the “Companies”) had concluded civil settlements with the SEC, the NYAG, and the New York State Insurance Department (“NYSID”) with respect to transactions entered into by the Companies in 1998 following defaults on insured bonds issued by AHERF.

     The terms of the settlements, under which the Companies neither admit nor deny wrongdoing, include: (i) A restatement, which was completed and reported in the Reporting Person’s third quarter 2005 earnings release, of the Reporting Person’s GAAP and statutory financial results for 1998 and subsequent years related to the agreements with AXA Re Finance S.A. and Muenchener Rueckversicherungs-Gesellshaft, as discussed in “Note 2: Restatement Of Consolidated Financial Statements” in the Notes to Consolidated Financial Statements of the Reporting Person and Subsidiaries included in the Reporting Person’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 10-K”) in Part II, Item 8 and “Restatement of Consolidated Financial Statements” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 in the 2005 10-K; (ii) Payment of penalties and disgorgement totaling $75 million, of which $60 million will be distributed to shareholders of the Reporting Person pursuant to the Fair Fund provisions of the Sarbanes-Oxley Act of 2002 and $15 million will be paid to the State of New York. the Reporting Person accounted for the $75 million in penalties and disgorgement as a charge in the third quarter of 2005; (iii) The Companies’ consent to a cease and desist order with respect to future violations of securities laws; (iv) A report by the Reporting Person’s independent auditors, PricewaterhouseCoopers, to the Reporting Person’s Board of Directors, the SEC staff, the NYAG and the NYSID concerning the Reporting Person’s accounting for and disclosure of advisory fees and the assets of certain conduits; and (v) retention of an Independent Consultant to review and report to the SEC, the NYAG and the NYSID on the evaluation previously undertaken at the direction of the Audit Committee of the Reporting Person’s Board of Directors by Promontory Financial Group LLC of the Reporting Person’s controls, policies and procedures with respect to compliance, internal audit, governance, risk management and records management; the Reporting Person’s implementation of Promontory’s recommendations; the Reporting Person’s accounting for and disclosure of its investment in Capital Asset Holdings GP, Inc.; and the Reporting Person’s accounting for and disclosure of its exposure to the US Airways 1998-1 Repackaging Trust and any other transaction in which the Reporting Person paid or acquired all or substantially all of an issue of insured securities other than as a result of a claim under the related policy.
     The foregoing summary description of the terms of the settlements is qualified in its entirety by reference to Exhibits 10.82-10.85 filed in the Reporting Person’s Current Report on Form 8-K filed with the SEC on January 31, 2007.
     On July 25, 2007, the Reporting Person announced that the Independent Consultant retained by the Reporting Person in connection with the regulatory settlements completed his review. The Independent Consultant concluded that the Reporting Person’s accounting and disclosures concerning these matters were consistent with GAAP and the federal securities laws. The Independent Consultant also reported to the SEC, the NYAG and the NYSID on the evaluation previously undertaken at the direction of the Audit Committee of the Reporting Person’s board of directors by Promontory Financial Group LLC. Promontory’s review included a comprehensive assessment of the Reporting Person’s compliance organization and monitoring systems, internal audit functions, governance process and other controls, including risk management and records management policies and procedures. The Independent Consultant examined the design of Promontory’s review and the Reporting Person’s implementation of Promontory’s recommendations. The Independent Consultant found that both the Promontory review and the Reporting Person’s implementation of Promontory’s recommendations were reasonable and concluded that no further changes or improvements to the Reporting Person’s policies and procedures were necessary to achieve best practices.
     The Independent Consultant reported his findings to the SEC, the NYAG and the NYSID, and to the Reporting Person’s board of directors. The regulatory agencies have now completed their review of the Independent Consultant’s report. The Reporting Person does not expect any further enforcement actions in connection with the matters covered by the Independent Consultant’s report.
     The Reporting Person has received subpoenas or informal inquiries from a variety of regulators, including the SEC, the Securities Division of the Secretary of the Commonwealth of Massachusetts, and other states’ regulatory authorities, regarding a variety of subjects, including disclosures made by the Reporting Person to underwriters and issuers of certain bonds, the Warburg Pincus transaction, the Reporting Person’s announcement of preliminary loss reserve estimates on December 10, 2007 related to the Reporting Person’s residential mortgage-backed securities exposure, and disclosures regarding the Reporting Person’s CDO exposure, the Reporting Person’s communications with rating agencies, and the methodologies used by rating agencies for determining the credit rating of municipal debt. The Reporting Person is cooperating fully with each of these regulators and is in the process of satisfying all such requests. The Reporting Person may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators in response to any inquiries with respect to these or other matters in the future.
(f)	The Reporting Person is a Connecticut corporation located in the State of New York.
Item 3. Source and Amount of Funds or Other Consideration.
     All of the funds associated with the Acquisition, as discussed below by the Reporting Person were from the working capital of the Reporting Person. The amount of funds concerned in the acquisition of such securities as of the date of this report, totals approximately $5,129,638, of which $5,144,303 was the cost of the securities and $14,665 was the brokerage commission paid for the purchase of the securities.
Item 4. Purpose of Transaction.
     The Reporting Person acquired the Shares for investment purposes in consideration of the future prospects of the Issuer as an effective long-term fixed-income vehicle providing consistent dividend income. In addition to its belief in the Issuer and its management, the Reporting Person believes that the Acquisition will more closely align its interests with those of the Issuer’s shareholders. In addition the Reporting Person wishes to demonstrate its confidence in and commitment to the Issuer and its shareholders in light of a potential shareholder competing solicitation, as previously reported by the Issuer.
     The Reporting Persons may acquire additional shares of Beneficial Interest, or dispose of the Shares, from time to time, in open market or privately negotiated transactions. In addition, the Reporting Person has been offered an opportunity to acquire shares of Beneficial Interest from a third party. While the Reporting Person has not entered into any agreements in this regard, it reserves the right to do so and to engage in discussions with respect to such opportunities at any time. Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Person beneficially owns 293,300 shares of Beneficial Interest, constituting approximately 5.98% of the outstanding class of Beneficial Interest (computed on the basis of 4,907,678 shares of Beneficial Interest outstanding as of December 31, 2007 as reported in the semi-annual report to shareholders).
     (b) The Reporting Person owns 293,300 shares of Beneficial Interest and has sole voting and dispositive power for all such shares.
     (c) During the past sixty days, the Reporting Person has purchased a total of 293,300 shares of Beneficial Interest on the open market.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Reporting Person is the indirect parent of MBIA Capital Management Corp., which serves as the Issuer’s investment adviser pursuant to an investment advisory agreement dated June 30, 2006.
Item 7. Materials to be filed as Exhibits
     (a) Investment Advisory Agreement by and between the MBIA Capital Management Corp. and Issuer dated June 30, 2006 is attached hereto as Exhibit 1.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: May 8, 2008		MBIA Inc.

	By:	/s/ Clifford D. Corso
	Name:	Clifford D. Corso
	Title:	Vice President